# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Garrett Motion Inc., CIK 0001735707
CUSIP: 366505105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001140361-25-042041
Filed by CIK 0001474241
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P. (CIK 0001474241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,560,126; sole dispositive power 0; shared dispositive power 1,560,126; aggregate amount beneficially owned 1,560,126 (0.83% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on April 30, 2026.
- OCM Opps GTM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,256,681; sole dispositive power 0; shared dispositive power 5,256,681; aggregate amount beneficially owned 5,256,681 (2.81% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 289,225; sole dispositive power 0; shared dispositive power 289,225; aggregate amount beneficially owned 289,225 (0.15% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 488,784; sole dispositive power 0; shared dispositive power 488,784; aggregate amount beneficially owned 488,784 (0.26% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,816; sole dispositive power 0; shared dispositive power 7,594,816; aggregate amount beneficially owned 7,594,816 (4.06% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,594,816; sole dispositive power 0; shared dispositive power 7,594,816; aggregate amount beneficially owned 7,594,816 (4.06% of the class)
  Comment: The percent of class is calculated based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Garrett Motion Inc.
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Comment: This Amendment No. 13 ("Amendment No. 13") amends the Schedule 13D filed on May 14, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 on April 17, 2023 (the "Amendment No. 1"), Amendment No. 2 on June 9, 2023 (the "Amendment No. 2"), Amendment No. 3 on June 14, 2023 (the "Amendment No. 3"), Amendment No. 4 on October 27, 2023 (the "Amendment No. 4"), Amendment No. 5 on April 29, 2024 (the "Amendment No. 5"), Amendment No. 6 on October 28, 2024 (the "Amendment No. 6"), Amendment No. 7 on May 30, 2025 (the "Amendment No. 7"), Amendment No. 8 on August 21, 2025 (the "Amendment No. 8"), Amendment No. 9 on October 29, 2025, (the "Amendment No. 9"), Amendment No. 10 on November 3, 2025 (the "Amendment No. 10"), Amendment No. 11 on November 13, 2025 (the "Amendment No. 11") and Amendment No. 12 on February 25, 2026 (the "Amendment No. 12" and as further amended by this Amendment No. 13 the "Schedule 13D"). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, remain unchanged, provided that if any Item amended herein is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D are each hereby amended and restated as follows and as set forth in subsections (b), (c) and (e) hereof:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 13 is incorporated by reference into this Item 5(a).

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 7,594,816 shares of Common Stock, representing approximately 4.06% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 187,188,503 shares of Common Stock outstanding as of April 24, 2026, as reported on the Form 10-Q filed by the Issuer with the SEC on April 30, 2026.

In this regard the reported securities are beneficially owned as follows:

Oaktree Value Opportunities Fund Holdings, L.P. directly holds 1,560,126 shares of Common Stock;

OCM Opps GTM Holdings, LLC directly holds 5,256,681 shares of Common Stock;

Oaktree Phoenix Investment Fund L.P. directly holds 289,225 shares of Common Stock;

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. directly holds 488,784 shares of Common Stock;

Oaktree Capital Holdings, LLC, in its capacity as the indirect manager of the Direct Holders, may be deemed to beneficially own the 7,594,816 shares of Common Stock held directly by the Direct Holders; and

Oaktree Capital Group Holdings GP, LLC, in its capacity as the indirect owner of Oaktree Capital Holdings, LLC, may be deemed to beneficially own the 7,594,816 shares of Common Stock held directly by the Direct Holders.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Direct Holder with respect to securities reported as directly held by such Direct Holder.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Amendment No. 13 and the information set forth in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On May 21, 2026, the Direct Holders sold an aggregate of 7,000,000 shares of Common Stock at $32.00 per share in open market transactions (the "Sale"). Except for such transaction, the Reporting Persons have not affected any transactions in the Common Stock since the filing of Amendment No. 12.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Sale, as of May 21, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 13 constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated May 22, 2026
Exhibit B Signature Page, dated as May 22, 2026

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (05/22/2026)
- OCM Opps GTM Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (05/22/2026)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (05/22/2026)
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (05/22/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director (05/22/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/Managing Director (05/22/2026)